April 27, 2007

VIA EDGAR

Mr. Paul Cline, Senior Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mail Stop 4561

Re:	Fifth Third Bancorp
Form	10-K for Fiscal Year Ended December 31, 2006
Filed	February 20, 2007
File	No. 000-08076

Dear Mr. Cline:

We have received and reviewed your correspondence dated April 19, 2007 related to the Form 10-K for Fiscal Year Ended December 31, 2006 (the “Form 10-K” or the “filing”) of Fifth Third Bancorp (“Fifth Third,” the “Registrant” or the “Bancorp”) denoted above. In accordance with your request, we respond to the comment included in your letter as detailed below.

Additionally, the Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Consolidated Statement of Cash Flows, page 53

1.	Please refer to comment 4 in our March 29, 2007 letter. We believe that the change in cash flows set forth in your response is quantitatively material to reported cash flows from operating and investing activities. Please amend your 10-K for the fiscal year ended December 31, 2006. In your amendment, please disclose the information required by paragraph 26 of SFAS 154, mark the applicable financial statements as restated and provide an explanatory paragraph at the beginning of your filing describing the reason for the amendment. Also consider the need to file an Item 4.02 8-K.

We respectfully request that you reconsider our assessment of the materiality of the misclassification. We submit the following to further elaborate on our April 18, 2007 response.

As we previously included in our April 18, 2007 response, we agree that the classification of cash flows between operating and investing activities should be corrected, and we stated that beginning with our first quarter 2007 Form 10-Q filing that we would fully disclose the misclassification and provide the adjusted and originally reported amounts from the years ended December 31, 2004 – 2006 by providing the following disclosure in Note 1 to the Condensed Consolidated Financial Statements with the tabular presentation included in our prior response:

During the first quarter of 2007, Fifth Third reclassified cash flows from the sale of residential mortgage loans originally held for investment from operating activities to investment activities and cash flows from commercial loans originated to be sold from investing activities to operating activities. Fifth Third corrected an error related to the previously misclassified cash flows for these loans to conform to accounting principles generally accepted in the United States of America. Fifth Third considered these reclassifications to be immaterial to the financial statements taken as a whole. All prior periods have been reclassified to conform to the current period presentation. Fifth Third will include the reclassified amounts for 2005 and 2006 in its Form 10-K for 2007.

With respect to the 2006 Form 10-K, it is our judgment that correction of the misclassification does not constitute a material change to our Consolidated Financial Statements that would require a restatement. As described in our prior response, we carefully considered the quantitative and qualitative analyses required by SAB 99 and the guidance in FASB’s Statement of Financial Accounting Concepts No. 2 in reaching this conclusion. Specifically, SAB 99 states, “Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is ‘material’ if there is substantial likelihood that a reasonable person would consider it important.” Based on this principle and in addition to the analysis previously provided, we focused on how equity analysts and equity investors, debt rating agencies and lenders, and banking regulators and depositors view and use a statement of cash flows. Based on that assessment as outlined below, we believe none of these constituencies would consider our misclassification to be important.

Equity Analysts and Equity Investors

We believe that in the financial services industry, and specifically banking, the split between cash flows related to loans that are available for sale and those that are held for investment is not necessarily focused on by users. In support of this view, we have previously submitted to the Commission reviews from banking analysts that were published shortly after our 2006 Form 10-K filing. We note that none of the reports discussed cash flows from operating or investing activities or individual line items within these categories nor did they project these amounts in later years.

Another illustration supporting our view is from page 20 of Merrill Lynch’s September 18, 2003 report on Citigroup, which states, “Using cash flow statements for a financial company is far less straightforward than doing the same analysis for an industrial company. For an industrial, the categorization of sources and uses of cash into operating, investing and financing components is reasonably straightforward. For a financial company, the distinctions are not so clear cut given that what could be called investing activities (for example, the purchase and sale of large amounts of securities) is likely to be part and parcel of the company’s core trading operations; ‘financing’ activities like the raising of funds via deposits could also be viewed as operating.” Such re-categorization of GAAP reflects “the fact that trading of securities, capture of deposits, granting of loans are all part of the activities of a financial institution.”

Additionally, as previously submitted, a leading provider of independent investment research writes, “Cash flow is not terribly meaningful for banks and other firms that earn money via their balance sheets.” Equity analysts seek to aid investors in their decision-making by providing an independent perspective. Therefore, we believe their views should be indicative of an equity investor. In our presentations at investor conferences hosted by equity analysts, we have not been asked questions pertaining to cash flows from operating and investing activities.

Based on our analysis and consideration of how equity analysts, investment research providers and investors view financial statements in determining the merits of investing in financial services companies, and specifically banking, the classification of cash flows between operating and investing activities does not appear to be a significant factor in the investment decision.

Debt Rating Agencies and Lenders

Fifth Third meets annually with rating agencies to review our Form 10-K and discuss ways in which Fifth Third’s disclosures could be more meaningful. These discussions have focused on disclosures related to asset strength, financial instruments, mortgage servicing rights, asset and liability management, profitability, debt funding and capital structure. Through this process, we gain greater insight into what rating agencies consider to be important in their assessment of the credit quality of those in the banking industry, and we enhance our disclosures based on these discussions. Notably, the rating agencies have never raised the classification of cash flows from operating and investing activities as an area of significance. This is consistent with information published in February 2007 in Moody’s Bank Financial Strength Ratings: Global Methodology that reflects Moody’s opinion of a bank’s intrinsic financial strength relative to all other banks globally based on factors that Moody’s analysts and rating committees focus upon. We note that the misclassifications in our Form 10-K would not impact any of these areas of discussion noted earlier.

Additionally, lenders to Fifth Third consider ratings from rating agencies or similar measures as to those outlined above. Lenders also add meaningful covenants in debt agreements to mitigate their credit risk. Our outstanding debt issuances do not include covenants linked to cash flows from operating or investing activities. Accordingly, as we noted in our April 18, 2007 response, the misclassifications do not impact any contractual obligations or debt covenants.

Banking Regulators and Depositors

The federal banking regulators are responsible for ensuring the safety and soundness of banks. Our primary regulator, the Federal Reserve Bank, requires us to file our financial statements on a quarterly basis via the Y-9C report. This report includes the income statement, balance sheet, changes in equity capital and many other detailed disclosures relevant to banks and banking activities, but the report does not include a cash flow statement.

In 2006, the Federal Reserve Bank added schedule HC-P, “Closed-End 1-4 Family Residential Mortgage Banking Activities in Domestic Offices” to the Y-9C report. On line 3 of this schedule, banks are required to disclose the principal amount of residential mortgages sold during the quarter. The Federal Reserve Bank’s instructions to schedule HC-P require that banks combine the principal amount of loans sold from held for sale and loans sold directly from the portfolio. Our misclassification would not impact our reporting to federal regulators.

Depositors rely on insurance coverage from the Federal Deposit Insurance Corporation (“FDIC”) to safeguard their deposits. The FDIC uses a risk-based approach to assign a risk rating to compute the insurance premium assessment rate that banks pay to the Bank Insurance Fund. Cash flows from operating and investing activities do not appear to be factors the FDIC uses to assign a risk rating. We do not believe our misclassification would impact our risk rating.

*****

As previously communicated in our April 18, 2007 response, we:

•	assessed the materiality of the misclassification in relation to the Consolidated Financial Statements taken as a whole and considered it to be immaterial;

•	reviewed the nine criteria specified in SAB 99 to assess materiality from a qualitative perspective, noted that seven of the nine criteria were not applicable and the other two were not relevant and concluded that the misclassification was not material;

•

noted that the supplemental cash flow information on the Statements of Cash Flows included the value of loans transferred from portfolio to held for sale. The difference in the originally reported cash flows in operating and investing activities and the adjusted cash flows equaled the supplemental cash flow information less the relatively minor amount of loans transferred from held for sale to held for investment ($138 million in 2006, $16 million in 2005 and $0 in 2004). Therefore, all the relevant information was presented on the Statements of Cash Flows;

•	stated that we will correct our processes to ensure our Statements of Cash Flows reflect proper classifications in all future periods; and

•	stated that we will fully disclose this misclassification in our first quarter 2007 Form 10-Q and provide the adjusted and originally reported amounts from the years ended December 31, 2004-2006.

In considering whether our previously filed financial statements can be relied upon, SAB 99 states, “Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is ‘material’ if there is substantial likelihood that a reasonable person would consider it important.” We have provided perspective to the considerations of equity analysts and equity investors, debt rating agencies and lenders and banking regulators and depositors. Given the relevant unimportance these groups attach to the misclassified line items in our Statements of Cash Flows in relation to our Consolidated Financial Statements taken as a whole, we believe that the judgment of a reasonable person relying on the previously issued financial statements would not have been changed or influenced by the misclassification or correction of these cash flow amounts.

If you should have any additional questions or require any further information, please do not hesitate to call me at (513) 534-7996 or David DeBrunner, Senior Vice President and Controller, at (513) 534-6828.

Sincerely,

/s/ Christopher G. Marshall

Christopher G. Marshall

Executive Vice President and Chief Financial Officer

cc: Deloitte & Touche LLP